MarkWest Energy Partners, L.P.

155 Inverness Drive West, Suite 200

Englewood, CO 80112-5000

September 15, 2005

Via EDGAR & Hand Delivery

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attn:          Jill Davis

Jonathan Duersch

Division of Corporation Finance

Re:  MarkWest Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed June 24, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
Filed June 24, 2005 and August 9, 2005
File No. 0-21956

Dear Ms. Davis and Mr. Duersch,

On behalf of MarkWest Energy Partners, L.P. (“MarkWest,” the “Partnership,” “we,” or “our”) and in response to the Securities and Exchange Commission’s (the “Commission”) staff’s (the “Staff”) August 26, 2005 comment letter addressed to the undersigned (the “Comment Letter”), we are responding below to the Staff’s comments with respect to MarkWest’s Form 10-K for the period ended December 31, 2004 filed with the Commission on June 24, 2005 and MarkWest’s Form 10-Qs for the periods ending March 31, 2005 and June 30, 2005 (collectively, the “Periodic Reports”).  Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter.

As you will read, we conceptually agree with a number of the suggested changes and believe they can enhance our disclosure.  After consultation with our professional advisors, however, we do not believe that the suggested changes, individually or in the aggregate, necessitate amendments to our Periodic Reports because such changes do not result in material changes to such disclosure, and when viewed in their entirety, our Periodic Reports contain information adequate for investors to make a fully informed investment decision.  Accordingly, we are proposing to address the specific disclosures in response to the Staff’s comments described below in our Quarterly Report on Form 10-Q for the period ending September 30, 2005 and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Overview of the Industry and Our Business, page 19

1.     Comment:  Please expand your disclosure on page 19 to explain how the ratios disclosed were calculated and to define your use of the term gross margin.  Compare and contrast these measures to the information disclosed in your segment footnote on page 96.

Response:  We will revise future filings to include a description of how the revenue and gross margin percentages are calculated in the table on page 19.  Specifically we will include a disclosure that states: “The revenue and gross margin percentages in the following table were determined by dividing the revenue and gross margin for each of the revenue producing activities within our business segments by total consolidated revenue and total consolidated gross margin”.  Gross Margin is defined on page 3 under “Glossary of Terms” as revenues less purchased product costs.  We have confirmed the accuracy of our disclosure regarding revenue and gross margin percentages using the information in the segment footnote on page 96 as follows:

Revenue Analysis:

Information obtained from “Segment Disclosure” on page 96:

	East		Other
	Texas	Oklahoma	Southwest	Appalachia	Michigan	Total
Revenues 2004	21,932	133,636	69,464	60,658	15,624	301,314
Divided by Total Revenue	301,314	301,314	301,314	301,314	301,314	301,314
Calculated percent of Total Revenue	7%	44%	23%	20%	6%	100%

Information obtained from page 17:

	East Texas Gas Gathering, Processing, Condensate Settlement	Oklahoma Gas Gathering, Processing, Condensate Settlement	Other Southwest Gas Gathering, Processing and Transportation	Appalachia Gas Processing	Appalachia NGL Transportation, Fractionation & Storage Services	Total Appalachia	Michigan Gas Gathering and Processing	Michigan Crude Oil Transportation	Total Michigan	Total
Percent of total revenue	7%	44%	23%	17%	3%	20%	4%	2%	6%	100%
Difference between Page 96 and 17	0	0	0			0			0	0

Gross Margin Analysis:

Information obtained from Segment Disclosure on Page 96:

	East		Other
	Texas	Oklahoma	Southwest	Appalachia	Michigan	Total
Revenues 2004	21,932	133,636	69,464	60,658	15,624	301,314
Minus: Purchased Product Cost 2004	(3,669)	(118,325)	(55,519)	(30,031)	(3,990)	(211,534)
Gross margin 2004	18,263	15,311	13,945	30,627	11,634	89,780
Divided by total gross margin	89,780	89,780	89,780	89,780	89,780	89,780
Calculated percent of total gross margin	20%	17%	16%	34%	13%	100%

Information obtained from page 17:

	East Texas Gas Gathering, Processing, Condensate Settlement	Oklahoma Gas Gathering, Processing, Condensate Settlement	Other Southwest Gas Gathering, Processing and Transportation	Appalachia Gas Processing	Appalachia NGL Transportation, Fractionation & Storage Services	Total Appalachia	Michigan Gas Gathering and Processing	Michigan Crude Oil Transportation	Total Michigan	Total
Percent of total gross margin	20%	17%	16%	23%	11%	34%	8%	5%	13%	100%
Difference between Page 96 and 17	0	0	0			0			0	0

Financial Statements

Basis of Presentation, page 72

2.     Comment:  Please expand your basis of presentation accounting policy to disclose the principles under which you determine whether an entity is consolidated.  In this regard, please expand your disclosure to describe how you determine consolidation is appropriate and whether you have interests in unconsolidated entities and the related methods used to account for those interests.

Response:  By way of background, at December 31, 2004, the Partnership owned 100% of all of its subsidiaries, except for a 90% ownership interest in Bright Star and a 37.5% ownership interest in Texana, subsidiaries engaged in the gathering and transportation of natural gas.  We consolidate Bright Star and we account for Texana using the equity method.  Our investment in Texana was $0.2 million at December 31, 2004 and at June 30, 2005.  We have no subsidiaries that are recorded under the cost method.

On March 31, 2005, the Partnership acquired a 50% non-operating membership interest in Starfish Pipeline Company, LLC, (“Starfish”) from an affiliate of Enterprise Products Partners, L.P. for $41.7 million.  As disclosed in our Quarterly Report on Form 10-Q for the period ending March 31, 2005, Starfish is a joint venture with Enbridge Offshore Pipelines LLC, which we account for utilizing the equity method.  Our investment in Starfish was $42.0 million at June 30, 2005.

The Partnership will revise future filings to include a description of the principles under which we determine whether an entity is consolidated.  Specifically we will add the following disclosure to the description of our accounting policies:

“The Partnership’s consolidated financial statements include the accounts of all majority-owned or controlled subsidiaries. Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. Investments in which we are not able to exercise significant influence over the investee are accounted for under the cost method.”

Revenue Recognition, page 75

3.     Comment:  We note your description of various types of contracts with customers beginning on pages 17 through 20 and 31.  Please expand your accounting policy to address the nature of these contracts and your revenue recognition accounting policy for each.  Additionally explain in your disclosure how you have applied the revenue recognition principles in SAB Topic 13.A to the contractual terms of your arrangements and your operations.

Response:  The Partnership generates the majority of its revenues from natural gas gathering, processing and transmission, NGL transportation, fractionation and storage, and crude oil gathering and transportation.  While all of these services constitute midstream energy operations, the Partnership provides its services pursuant to six different types of arrangements.  In many cases, the Partnership provides services under contracts that contain a combination of more than one of the arrangements.  The following is a description of our six arrangements.

Fee-based arrangements - Under fee-based arrangements, the Partnership receives a fee or fees for one or more of the following services: gathering, processing, and transmission of natural gas, transportation, fractionation and storage of NGLs, and gathering and transportation of crude oil.  The revenue the Partnership earns from these contracts is directly related to the volume of natural gas, NGLs or crude oil that flows through its systems and facilities and is not directly dependent on commodity prices.

Percent-of-proceeds arrangements - Under percent-of-proceeds arrangements, the Partnership gathers and processes natural gas on behalf of producers, sells the resulting residue natural gas and NGLs at market prices and remits to the producers an agreed upon percentage of the proceeds based on an index price.  In other cases, instead of remitting cash payments to the producer, MarkWest

Energy delivers an agreed upon percentage of the residue gas and NGLs to the producer and sells the volumes it retains to third parties at market prices.

Percent-of-index arrangements- Under percent-of-index arrangements, the Partnership generally purchases natural gas at either (1) a percentage discount to a specified index price, (2) a specified index price less a fixed amount or (3) a percentage discount to a specified index price less an additional fixed amount. MarkWest Energy then gathers and delivers the natural gas to pipelines where it resells the natural gas at the index price.

Keep-whole arrangements - Under keep-whole arrangements, the Partnership gathers natural gas from the producer, processes the natural gas and sells the resulting NGLs to third parties at market prices.  Because the extraction of the NGLs from the natural gas during processing reduces the Btu content of the natural gas, the Partnership must either purchase natural gas at market prices to return to the producers or make a cash payment to the producers equal to the difference in the energy content of the natural gas processed before and after processing.

Settlement margin - Under settlement margin, we are allowed to retain a fixed percentage of the natural gas volume gathered to cover the compression fuel charges and deemed line losses.  To the extent our gathering systems are operated more efficiently than the specified contractual allowance, we are entitled to retain the difference for our own account.

Condensate sales - During the gathering process, thermodynamic forces contribute to changes in operating conditions of the natural gas flowing through the pipeline infrastructure.  As a result, hydrocarbon dew points are reached, causing condensation of hydrocarbons in the high-pressure pipelines.  Under these arrangements, condensate collected in the system is retained by us and sold at market prices.

In general, the accounting guidance provides that revenue should not be recognized until it is realized and earned.  Concepts Statement 5, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”.  Paragraph 84(a) states that “the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery).”  SAB Topic 13.A addresses general revenue recognition issues related to revenue being realized and earned.  Under SAB Topic 13.A, revenue generally is considered realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is probable.

Under all six arrangements, revenue is recognized at the time the product is delivered and title is transferred.  It is upon delivery and transfer of title that the Partnership meets all four revenue recognition criteria, and it is at such time that the Partnership recognizes revenue.

The Partnership’s assessment of each of the four revenue recognition criteria as they relate to its revenue producing activities is as follows:

Persuasive evidence of an arrangement exists. The Partnership’s customary practice is to enter into a written contract, executed by both the customer and the Partnership.

Delivery.  Delivery is deemed to have occurred at the time the product is delivered and title is transferred, or in the case of fee-based arrangements, when the services are rendered.  To the extent we retain our equity liquids as inventory, delivery occurs when the inventory is subsequently sold and title is transferred to the third party purchaser.

The fee is fixed or determinable. The Partnership negotiates the fee for its services at the outset of its fee-based arrangements. In these arrangements, the fees are nonrefundable. The fees are generally due within ten days of delivery or services rendered. For other arrangements, the amount of revenue is determinable when the sale of the applicable product has been completed upon delivery and transfer of tile. Proceeds from the sale of products are generally due in ten days.

Collectibility is probable. Collectibility is evaluated on a customer-by-customer basis. New and existing customers are subject to a credit review process, which evaluates the customers’ financial position (e.g. cash position and credit rating) and their ability to pay. If collectibility is not considered probable at the outset of an arrangement in accordance with the Partnership’s credit review process, revenue is recognized when the fee is collected.

In order to enhance our disclosures, we will add a description of our revenue recognition policies and how we have applied the revenue recognition principles in SAB Topic 13.A. in our future filings as follows:

The Partnership generates the majority of its revenues from natural gas gathering, processing and transmission, NGL transportation, fractionation and storage, and crude oil gathering and transportation.  While all of these services constitute midstream energy operations, the Partnership provides its services pursuant to six different types of arrangements.  In many cases, the Partnership provides services under contracts that contain a combination of more than one of the arrangements.  The following is a description of our six arrangements.

Fee-based arrangements - Under fee-based arrangements, the Partnership receives a fee or fees for one or more of the following services: gathering, processing, and transmission of natural gas, transportation, fractionation and storage of NGLs, and gathering and transportation of crude oil.  The revenue the Partnership earns from these contracts is directly related to the volume of natural gas, NGLs or crude oil that flows through its systems and facilities and is not directly dependent on commodity prices.

Percent-of-proceeds arrangements - Under percent-of-proceeds arrangements, the Partnership generally gathers and processes natural gas on behalf of producers, sells the resulting residue natural gas and NGLs at market prices and remits to the producers an agreed upon percentage of the proceeds based on an index price.  In other cases, instead of remitting cash payments to the producer, MarkWest Energy delivers an agreed upon percentage of the residue gas and NGLs to the producer and sells the volumes it keeps to third parties at market prices.

Percent-of-index arrangements - Under percent-of-index arrangements, the Partnership generally purchases natural gas at either (1) a percentage discount to a specified index price, (2) a specified index price less a fixed amount or (3) a percentage discount to a specified index price less an additional fixed amount. MarkWest Energy then gathers and delivers the natural gas to pipelines where it resells the natural gas at the index price.

Keep-whole arrangements - Under keep-whole arrangements, the Partnership gathers natural gas from the producer, processes the natural gas and sells the resulting NGLs to third parties at market prices.  Because the extraction of the NGLs from the natural gas during processing reduces the Btu content of the natural gas, the Partnership must either purchase natural gas at market prices for return to producers or make cash payment to the producers equal to the difference in the energy content of the natural gas stream before and after processing.

Settlement margin - Under settlement margin, we are allowed to retain a fixed percentage of the natural gas volume gathered to cover the compression fuel charges and deemed line losses.  To the extent our gathering systems are operated more efficiently than specified per contract allowance, we are entitled to retain the difference for our own account.

Condensate sales - During the gathering process, thermodynamic forces contribute to changes in operating conditions of the natural gas flowing through the pipeline infrastructure.  As a result, hydrocarbon dew points are reached, causing condensation of hydrocarbons in the high-pressure pipelines.  Under these arrangements, condensate collected in the system is retained by us and sold at market prices.

Under all six arrangements, revenue is recognized at the time the product is delivered and title is transferred.  It is upon delivery and title transfer that the Partnership meets all four revenue recognition criteria, and it is at such time that the Partnership recognizes revenue.

The Partnership’s assessment of each of the four revenue recognition criteria as they relate to its revenue producing activities is as follows:

Persuasive evidence of an arrangement exists. The Partnership’s customary practice is to enter into a written contract, executed by both the customer and the Partnership.

Delivery. Delivery is deemed to have occurred at the time the product is delivered and title is transferred, or in the case of fee-based arrangements, when the services are rendered.  To the extent we retain our equity liquids as inventory, delivery occurs when the inventory is subsequently sold and title is transferred to the third party purchaser.

The fee is fixed or determinable. The Partnership negotiates the fee for its services at the outset of its fee-based arrangements. In these arrangements, the fees are nonrefundable. The fees are generally due within ten days of delivery or services rendered.  For other arrangements, the amount of revenue is determinable when the sale of the applicable product has been completed upon delivery and transfer of tile. Proceeds from the sale of products are generally due in ten days.

Collectibility is probable. Collectibility is evaluated on a customer-by-customer basis. New and existing customers are subject to a credit review process, which evaluates the customers’ financial position (e.g. cash position and credit rating) and their ability to pay. If collectibility is not considered probable at the outset of an arrangement in accordance with the Partnership’s credit review process, revenue is recognized when the fee is collected.

4.     Comment:  Please expand your disclosure to address your accounting policies for buy/sell arrangements.  To the extent you have these arrangements please submit to us the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm

Response:  The Partnership does not have buy/sell arrangements and does not expect to enter into any such arrangements in the foreseeable future.

Note 4, Asset Retirement Obligation, page 81

5.     Comment:  We note your disclosure indicating that certain assets have indeterminate lives which limits your ability to determine the associated asset retirement obligation.  Please explain the nature of these assets and the consideration given for other estimates used for these same assets such as your determination of their estimated useful lives.  Additionally, please explain why you believe that you have considered all information to reasonably estimate the timing of the settlement of your asset retirement obligations.  Please describe to us the limiting factors which prohibit you from further recognizing an asset retirement obligation, if that is your belief.

Response:

The Partnership has recorded an asset retirement obligation of $0.4 million related to its gathering system in East Texas.  In this area, the Partnership has 22 land leases or surface easements that require the Partnership to remove compressor stations and/or structures and return the land to its original condition.  The Partnership also has an obligation to decommission and dismantle its old Cobb processing plant of $0.5 million.  The Cobb plant is located in Appalachia and is being replaced with a new plant.  The Partnership has no other asset retirement obligations recorded.

The other assets that the Partnership owns, by area, that do not have asset retirement obligations are i) the Foss Lake gathering system and the Arapaho processing plant located in western Oklahoma ii) the Appleby gathering system and 17 other gathering systems located in Texas, including four lateral pipelines (one located in New Mexico and three in Texas), iii) the Boldman processing plant, the Cobb processing plant, the Kenova processing plant, the Kermit processing plant, the Maytown processing plant, a fractionator and storage facility in Siloam and a gathering system all located in Appalachia and iv) a 90 mile gas gathering pipeline, fisk processing plant and crude pipeline located in Michigan.  Using the help of external lawyers and engineers, we determined that there were no asset retirement obligations related to our pipelines, processing plants (to the extent we own the land under the assets), fractionator and storage facilities at Siloam.  We did not identify any laws, statutes or ordinances that create an asset retirement obligation for these assets.  However, for certain assets for which we lease the land under our assets, other than the East Texas gathering system, we identified asset retirement obligations in the applicable lease agreement for the land.  These related primarily to land leases or surface easements for compressor sites or processing plants that require the Partnership to return the land to its original condition upon termination of the lease or abandonment of the land.  The assets with such obligations include the Boldman processing plant, the Cobb processing plant, the Kermit processing plant, nine compressor sites in the Foss Lake gathering system and three compressor sites in the Appleby gathering system.  The following is a discussion of how the Partnership came to the conclusion that the lives of these assets were indeterminate.

Under FAS 143, Accounting for Asset Retirement Obligations, an entity is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made.  If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability is to be recognized when a reasonable estimate of fair value can be made.  A reasonable estimate of fair value cannot be made when there is insufficient information.  An asset might have an indeterminate life because there is insufficient information to estimate a range of potential settlement dates for the obligation.  Examples of information that is expected to provide a basis for estimating the potential settlement dates, potential methods of settlement, and the associated probabilities include, but are not limited to, information that is derived from the entity’s past practice, industry practice, management’s intent, or the asset’s estimated economic life.  However, indeterminate settlement dates does not simply mean that there is some level of uncertainty regarding the specific timing of the asset retirement obligation settlement dates.  If a range of possible settlement dates can be determined, then the period is not indeterminate, and accrual of a liability would be required.

We have three processing facilities located in our Appalachia business segment, Boldman, Cobb and Kermit, which reside on leased property.  We have leases governing those relationships.  Under the terms of the Boldman and Cobb leases, we are required to remove the facilities at the end of the lease.  Even though each plant’s lease has a specific term, the leases for the Boldman and Cobb plant have evergreen provisions that provides for automatic renewal of each lease until either party provides notice of its intent to terminate the lease.  Given the long-term nature of the producing wells behind these plants, the number of wells behind these plants, the strong demand for natural gas and NGL products, and the long history of the development in the area, neither party appears to be economically motivated to terminate either of the leases for years to come.  We are depreciating the facilities over 20 years, however with future maintenance capital expenditures and proper maintenance, the facilities are expected to continue to operate indefinitely.  As a result of the indefinite life of the assets and the evergreen provisions of the underlying leases, we are unable to estimate a range of settlement dates.

In regard to our Kermit plant, we do not own the Kermit plant or the land.  We lease these facilities.  Our lease of the plant ends on December 31, 2015.  At that time, Columbia, a third party, has a bargain purchase option to buy the facility.  In the unlikely event Columbia fails to exercise its option, MarkWest Energy must remove the plant at its own costs.  Given the nature of the assets and strong demand for NGL products and the number of wells behind the plant, a prudent person in the market would exercise the bargin purchase option (price below fair value).  As the Kermit plant has a conditional obligation and we believe that the condition of our obligation is remote (less than 1%), we did not record a liability for the contingent obligation to remove the plant at the end of the term of the lease.

We also have 12 surface site easements in western Oklahoma, north Appleby and south Appleby that require the company to remove compressor stations and return the land to its original condition upon abandonment of the land or at the end of the lease term (nine of the twelve lease terms are perpetual).  The Partnership concluded, similar to the Boldman and Cobb lease situation, that a full range of settlement dates cannot be estimated because it is likely that the Partnership will continue leasing the ground at these locations indefinitely under the perpetual nature of the leases or through expected renewals.  The strong demand for NGL products and reserves behind the area, as evident by a third party reserve report, suggest that there is a long reserve life in the area (in excess of 30 years).  The reserves have only grown in the area since the acquisition of our western Oklahoma, north Appleby and south Appleby systems in 2003 and the Partnership expects this trend to continue.  Therefore, due to the strong demand for NGL products and reserves behind the area, the rate of growth of new wells in the area and the potential for growth, we don’t expect the leases to be terminated for years to come.  We are depreciating the compressor stations over 20 years, however with future maintenance capital expenditure and proper maintenance, the facilities are expected to continue to operate indefinitely.

If we were to estimate the settlement date of the asset retirement obligation for the removal of the Cobb and Boldman facilities and the compressor stations in western Oklahoma, north Appleby and south Appleby based on the current estimate of the gas reserves behind the respective facilities, the Partnership would have recorded an asset retirement obligation, net of accretion, of $410,000 and $380,000, respectively, at December 31, 2004 and 2003.  The cumulative catch up adjustment at January 1, 2003 would have been approximately $10,000. These amounts represent less than 0.3% of total liabilities and less than 0.1% of partner’s capital at these dates. The amount of accretion and depreciation that we would have recorded as a reduction of net income for the years ending December 31, 2004, 2003 and 2002 would have been $42,000, $33,000 and $10,000, respectively.  These amounts represent 0.4%, 0.7% and less than 0.1% of net income, respectively.  The amount of accretion that we would have recorded for the six months ended June 30, 2005 would have been $22,000, or less than 0.5% of net income for the period.

Materiality is addressed under Staff Accounting Bulletin 99 and Topic 1-M.  SAB 99 expresses the views of the Staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements is inappropriate.  The Staff believes that misstatements are not immaterial simply because they fall beneath a numerical threshold.  The Staff reminds registrants that exclusive reliance on a numerical or any percentage threshold has no basis in the accounting literature or the law.  The quantitative threshold may provide the basis for a preliminary assumption or a first step in assessing materiality.  But qualitative factors must also be assessed.  Under Topic 1-M, a matter is material if there is a substantial likelihood that a reasonable person would consider it important.  Therefore, we are required to assess the facts in the context of the surrounding circumstances and view both the quantitative and qualitative factors in assessing materiality.

•      Quantitatively, the recording of the asset retirement obligation is not material from either an income statement perspective or a balance sheet perspective for any of the periods affected.

•      Qualitatively, we do not believe that it is material as well.  There is significant judgment involved in estimating potential settlement dates, or in ultimately determining that a settlement date is indeterminate.

•      In addition, the correction does not mask a change in earnings or other trend that would have caused a failure in meeting an analyst’s expectations for the Partnership or changed the mind of a reasonable investor.

•      Distributable cash flow is a significant metric used by our management to compare cash flows generated by the Partnership to the cash distributions we make to our partners.  This adjustment does not impact distributable cash flow.

•      The misstatement also does not affect our compliance with regulatory requirements, loan covenants or other contractual requirements.

•      Finally, management’s compensation, for the periods that would have been impacted by this adjustment, would not have changed for this adjustment because their incentive compensation is based on cash flow measurements.

Note 6, Intangible Assets Subject to Amortization, page 82

6.     Comment:  We note that in determining the fair value of your customer contracts you considered renewals of your contracts.  Please provide us a summary of the impact your assumptions, relating to contract renewals, had on the valuation of your customer contracts.  Please demonstrate how you concluded, on a case by case basis, that your contracts are renewable and how such renewals can be effected with little or no cost.  Please refer to paragraphs 11(c) and 11(d) of SFAS 142 and EITF 03-09.

Response:  Under SFAS 142, Goodwill and Other Intangible Assets, the accounting for a recognized intangible asset is based on its useful life to the reporting entity.  An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized.  The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.  The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, including any legal, regulatory, or contractual provisions that may limit the useful life and any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions).

EITF 03-09, Evaluating the Criteria in Sub Paragraph 11(d) of FAS 142 Regarding Renewal or Extension When Determining the Useful Life of an Intangible Asset, evaluates the criteria regarding renewals or extensions of contracts when determining the useful life of an intangible asset.  Because many contractual arrangements or legal rights may be renewed, the issue of determining when such renewal is deemed to occur “without substantial cost” or “without material modification to the terms and conditions” is particularly relevant in assessing the useful life and, in turn, the fair value of intangible assets.  In addressing those issues, the FASB staff noted that it is important to consider the interaction of sub-paragraphs 11(c) and 11(d) of FAS 142. Sub-paragraph 11(c) requires consideration of legal or contractual limits to the useful life of an intangible asset whereas sub-paragraph 11(d) addresses situations in which the existing terms and conditions underlying the intangible asset enable renewal of the right giving rise to the intangible asset and that, provided that evidence of renewal exists, warrant consideration of a useful life that is greater than the existing contractual or legal life.  The EITF presents various views on determining whether substantial cost or material modifications are present in renewals.  However, it does not suggest that one view is preferable to another.  The three alternate views of the determination of substantial costs are 1) only direct costs, 2) direct costs plus incremental costs paid to the counterparty as condition for the renewal and 3) costs are considered non-substantial as long as the asset will continue to produce net positive cash flows, including cash outflows to accomplish renewal of the underlying right.  The three alternate views of the determination of material modification are 1) all existing terms and conditions that are subject to change upon renewal or an extension must be evaluated, 2) only those existing terms and conditions subject to change upon renewal or extension that would result in a substantial diminution in the value of the intangible asset are subject to consideration and 3) only those existing terms and conditions that are subject to change upon renewal or extension and that if changed would fundamentally alter the underlying right are subject to the material modifications consideration.

As a result of the acquisition of American Central Eastern Texas Gas Co. Limited Partnership’s assets, we recorded $165.4 million in intangible assets for customer contracts.  We have 35 contracts with 16 customers covering the South Carthage, North Carthage, West Carthage, Beckville, Bethany and Central area (collectively the East Texas system).  Of the total contracts, 27% are gathering, 56% are gathering and processing, 14% are compression contracts and 3% are wellhead purchase and processing contracts.  Compression contracts are contracts in which we receive a fee for the use of our compressor.  Wellhead purchase contracts are contracts in which we buy gas at the wellhead from the producer at an index related price.  Of our total contracts, 21% of our contracts expire or are subject to renewal within the next five years and 79% are up for renewal between 2010 and 2014.

The total value of the contracts excluding the assumption of renewals would have been $132.1 million.  Prior to our acquisition and up until present day, we have witnessed a history of renewals with these customers.  Since our acquisition, fifteen contracts have been renewed and no customers have been lost.  These renewals were executed without material modification.  In two cases, we modified the agreements to add additional services to accommodate the addition of new customer wells in the area that required us to add compressors to our system.  Before adding these new services, we did an economic analysis to ensure a positive cash flow and a desired profit margin for the additional investment.  The renewal was not contingent on the addition of the services.  It was an opportunity for the Partnership to expand its services with the growth in the area. These changes have not fundamentally altered the nature of the rights or the underlying economics of these contracts.  The direct costs associated with all the renewals have been nominal in nature (i.e. administrative costs) and there have not been, nor is it expected that there will be any amounts paid to a counterparty as consideration for renewal.

Most of the customer contracts that we acquired range in length from five to 10 years with an automatic one year extension upon expiration unless the Partnership or the customer opts out of the agreement.  As previously disclosed, there are no substantial costs to renew the contract and the likelihood of renewal of these contracts is extremely high because of strong economic incentives and unique attributes of our system that differentiates us from our competitors.  Part of the uniqueness and competitive advantage of the Carthage gas system and processing assets is its ability to offer a reliable, low pressure, flexible, downstream system.  We are the only entity that offers a low-pressure system in the area.  The advantage of a low-pressure system over a high-pressure system is lower costs incurred by the customer.  On a high-pressure system, the customer typically is required to add a compressor to the pipeline in order to meet the required pressure of the system.  In addition, the customer has to incur costs to operate it.  Unlike a high-pressure system, a low-pressure system does not have the same capital requirements or related operating fees. The East Texas system features natural gas pipelines with centralized receipt points connected to common suction or common discharge gathering pipelines (only system in the area designed this way).  This configuration provides a high degree of reliability and enables us to offer both low and high-pressure service to our customers.  The combination of offering both high and low-pressure also gives the producers many more options in how to move their gas.  Since our system has centralized compression, we are able to provide reliable service because when a compressor fails, the load is picked up by another compressor station.  In a high-pressure system, if one compressor goes down the system goes down because the compressors are linear.  This has allowed us to commit to a 98% to 99% uptime service in our contracts.  The system benefits from low fuel and operating costs because of its design, age and large, efficient, standardized compressor stations, allowing us to have the ability to charge less to our customers.  In addition, for a competitor to compete with our offering (to offer both low and high pressure service), they would have to incur a significant amount of costs and time (years) to convert to an efficient system that offers a similar service.  As a result, our customers are likely to renew upon the expiration of their existing contracts.  The following discussion highlights specific advantages our system provides to specific customer contracts.

Currently we have 5 customer with a significant presence in the Beckville and/or Bethany area, Devon, Chevron Texaco, BP Amoco, Total Fina and Samson.  This represents $125.1 million of our total initial recorded value of customer contracts.  For these customers, the likelihood of renewal is extremely high because we are the only company to provide a low-pressure service and we have less competition in the Beckville and Bethany area.  In addition, as our customers have aggressively increased the drilling of new wells in this area, we have been able to add compressors for new services so our customers do not have to provide the capital themselves.  We believe that these two key factors have solidified our long term relationship with these customers.  Other less significant factors to these customers, but still important to them, are our ability to offer a reliable system and low fuel losses which are the responsibility of the customer.

Another significant customer contract that has a high likelihood of renewal is ConocoPhillips, which represents $11.1 million of our total customer contracts.  This contract serves an area where we have a strong foothold because we are the only company that offers low-pressure service.  Our low-pressure system is highly reliable and has low fuel losses, which are the responsibility of the customer.  Our competitors only offer a high pressure service and only in a limited area.  Depending on their location in this area, to use our competitors in this area, our customer would have to commit to adding additional capital, in the form of compressors, to its system.

The remaining customers contracts, Vastar, XTO, EOG, Anadarko, Wheless/Tensas B, Hunt, ME Operating, Total Werner Sawmill, Harleton Exploration, Tigner Walker, representing $29.2 million of our total customer contracts, are also likely to renew.  We offer these customers low pressure, reliable system with low fuel loss or unaccounted fuel.  We are the only entity to provide a low-pressure system.  Our competitors only offer a high-pressure service. The combination of offering both high and low-pressure also gives the producers many more options in how to move their gas.

Overall, the Carthage Field served by the acquired assets is an attractive operating area for us because it has long-lived reserves and significant development potential.  To date, more than 12 trillion cubic feet of natural gas has been produced from the Carthage Field.  We expect volumes coming into the gas gathering and processing systems to increase due, in part, to a general increase in drilling permit activity in the immediate region, as well as our unique system and strategic location relative to competing systems in the Carthage Field.  The level of drilling has increased due to a combination of higher natural gas prices and improved technology.  Due to our unique system, we believe that we will continue to capture additional volumes from our existing customers as well as volumes going to competing systems.  Since our acquisition, our actual cash flows from these customer contracts have exceeded our expectations on both volume and price.

Currently, there are no legal, regulatory, or contractual provisions that may limit the useful life of the contracts.  At this point in time, we are not aware of any technological advances, obsolescence issues or legislative action that would limit the life of the contracts.

Note 13, Commitments and Contingencies, page 91.

7.     Comment:  We note your disclosure regarding lawsuits filed in connection with the pipeline leak between the Maytown and Siloam facilities.  In this regard we note your disclosure provided on Form 10-Q for the fiscal quarter ended June 30, 2005 in which you indicate your insurer has initially denied your claim in this matter.  Please expand your disclosure to quantify any reasonably possible loss or range of loss, or a statement indicating that the loss is remote.  Refer to SFAS 5.

Response:  Under SFAS 5, Accounting for Contingencies, an estimated loss from a loss contingency shall be accrued by a charge to income if information prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and it is reasonably estimable. As disclosed in our Annual Report on 10-K for the year ending December 31, 2004 and Quarterly Reports on 10-Q for the quarters ending March 31, 2005 and June 30, 2005, the Partnership was served with several complaints for recovery for property damage and personal injury sustained as a result of a pipeline rupture and ensuing explosion and fire occurring November 8, 2004 in a NGL pipeline owned by a third party, and leased and operated by the Partnership’s subsidiary, MarkWest Energy Appalachia, LLC.  A subsequent ignition and fire from the leaked vapors resulted in property damage to five homes and injuries to some of the residents.  For claims settled to date, our insurance carrier has covered the claim resulting in no losses to the Partnership.  For claims still pending, the parties are seeking damages for an undisclosed amount.  Therefore, we are unable to estimate what our potential exposure is at this point.  However, we are confident that the insurance carrier will cover the claims.  In the future, we will include in our filings a statement that an estimate of the possible loss ranges cannot be made and our belief that because of our insurance coverage the possibility of loss is remote.

The Partnership also has property and business interruption insurance, however, the insurers have made an initial determination of denial of coverage under the business interruption policies related to the pipeline failure, ensuing fire and explosion, and the OPS order.  We believe this determination to deny coverage is improper and we are pursuing a recovery from our insurance carrier to cover the costs to repair the pipeline and business interruption losses and increased operating costs for transportation incurred as a result of the pipeline failure, ensuing fire and explosion, and the OPS order.  To date, the additional transportation and fuel costs and reduced revenue related to the claim have been recorded in the ordinary course of business.  However, as a result of the dispute regarding insurance coverage, the Partnership has not recorded a receivable for its preliminary claim against the insurance carrier.  As disclosed in our Quarterly Report on Form 10-Q for the period ending June 3, 2005, on page 39, we expect to incur total costs for pipeline testing, repair and improvements of approximately $5.0 million. While repairs to the pipeline are required and will continue to be required, the expected net cash flows from the pipeline, even considering the repair costs, exceed the carrying value of the pipeline, and therefore an impairment of the pipeline is not required as a result of the incident.

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Please direct any questions or comments regarding the foregoing to me at (303)-925-9223.

Sincerely,

/s/ James G. Ivey
James G. Ivey
Chief Financial Officer
MarkWest Energy Partners, L.P.